Exhibit 99.6

Wipro Limited

Results for the Quarter ended March 31, 2016

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 15-16					FY 14-15
		FY	Q4	Q3	Q2	Q1	FY	Q4
Revenue & OM%	IT Services Revenues ($M)	7,346.3	1,882.0	1,838.3	1,831.9	1,794.1	7,081.6	1,774.5
	Sequential Growth	3.7%	2.4%	0.3%	2.1%	1.1%	7.0%	-1.2%
	Sequential Growth in Constant Currency	7.6%	2.7%	1.4%	3.1%	0.2%	8.7%	1.2%
	Operating Margin%	20.5%	20.1%	20.2%	20.7%	21.0%	22.2%	22.0%
Service Line Mix	Practices*
	Global Infrastructure Services	28.3%	28.9%	28.1%	28.0%	28.0%	27.1%	27.9%
	Analytics	7.4%	7.2%	7.4%	7.5%	7.5%	7.1%	7.1%
	Business Process Services	9.8%	10.6%	9.8%	9.8%	9.3%	9.5%	9.4%
	Product Engineering	7.9%	8.0%	8.0%	7.9%	7.7%	7.1%	7.6%
	Application Services	46.6%	45.3%	46.7%	46.8%	47.5%	49.2%	48.0%
	R&D Business	10.8%	10.3%	10.4%	10.5%	10.3%	9.8%	10.2%
	Consulting	1.7%	1.4%	1.6%	1.9%	1.7%	1.9%	1.8%
SBU Mix	Strategic Business Units
	Global Media & Telecom	13.3%	13.1%	13.4%	13.4%	13.2%	13.9%	13.5%
	Finance Solutions	26.3%	25.4%	26.2%	26.7%	26.8%	26.2%	26.5%
	Manufacturing & Hitech	18.6%	18.8%	18.4%	18.7%	18.6%	18.2%	18.3%
	Healthcare, Life Sciences & Services	12.0%	13.3%	12.0%	11.4%	11.2%	11.4%	11.7%
	Retail, Consumer Goods & Transportation	15.2%	15.4%	15.6%	15.1%	15.0%	14.1%	14.5%
	Energy, Natural Resources & Utilities	14.6%	14.0%	14.4%	14.7%	15.2%	16.2%	15.5%
Geography Mix	Geography
	Americas	52.7%	52.5%	52.8%	53.0%	52.5%	51.0%	51.7%
	Europe	25.3%	25.6%	24.8%	25.2%	25.6%	27.8%	26.3%
	India & Middle East business	10.8%	11.0%	11.0%	10.6%	10.6%	9.7%	10.7%
	APAC and Other Emerging Markets	11.2%	10.9%	11.4%	11.2%	11.3%	11.5%	11.3%
Guidance	Guidance ($MN)		1,875-1,912	1,841-1,878	1,821-1,857	1,765-1,793		1,814-1,850
	Guidance restated based on actual currency realized ($MN)		1,869-1,906	1,821-1,858	1,803-1,839	1,781-1,809		1,771-1,806
	IT Services Revenues ($M)	7,346.3	1,882.00	1,838.3	1,831.9	1,794.1	7,081.6	1,774.5
Customer Relationships	Customer size distribution (TTM)
	> $100M	9	9	9	10	10	11	11
	> $75M	18	18	17	17	17	15	15
	> $50M	33	33	32	31	30	31	31
	> $20M	89	89	85	85	86	86	86
	> $10M	160	160	154	154	151	150	150
	> $5M	248	248	247	244	244	231	231
	> $3M	331	331	325	321	314	311	311
	> $1M	550	550	536	533	537	542	542
Customer Metrics	Revenue from Existing customers %	98.1%	96.5%	97.9%	98.5%	99.6%	98.1%	96.7%
	Number of new customers	261	119	39	67	36	194	65
	Total Number of active customers	1223	1223	1105	1100	1071	1054	1054
	Customer Concentration
	Top customer	3.1%	2.7%	3.2%	3.1%	3.3%	3.7%	3.8%
	Top 5	11.6%	11.0%	11.5%	11.7%	12.2%	12.9%	12.6%
	Top 10	19.3%	18.2%	19.3%	19.8%	20.1%	21.2%	20.6%

			FY 15-16				FY 14-15
		FY	Q4	Q3	Q2	Q1	FY	Q4
Currency Mix	% of Revenue
	USD	60%	60%	60%	60%	61%	58%	59%
	GBP	12%	11%	12%	13%	14%	15%	14%
	EUR	8%	9%	8%	8%	7%	8%	7%
	INR	7%	7%	7%	7%	6%	7%	8%
	AUD	4%	4%	4%	4%	4%	4%	4%
	CAD	2%	2%	2%	2%	2%	2%	2%
	Others	7%	7%	7%	6%	6%	6%	6%
Employee Metrics	Closing Head Count - IT Services	172,912	172,912	170,664	168,396	161,789	158,217	158,217
	Utilization (IT Services excl BPS, IFOX, cellent, HPS & I&ME*)
	Gross Utilization	68.8%	68.1%	66.4%	69.5%	71.3%	69.4%	70.5%
	Net Utilization (excl Support)	76.6%	76.1%	73.8%	77.2%	79.4%	76.8%	78.0%
	Net Utilization (Excluding Trainees)	79.9%	77.5%	78.0%	82.3%	81.9%	79.1%	80.5%
	Attrition
	IT Services excl BPS, cellent, HPS and I&ME
	Voluntary TTM	16.1%	16.1%	16.3%	16.4%	16.4%	16.5%	16.5%
	Voluntary Quarterly Annualized	16.1%	14.9%	16.3%	16.8%	16.4%	16.5%	15.6%
	BPS % - Quarterly	11.0%	11.1%	9.9%	10.2%	12.0%	12.8%	13.3%
	BPS % - Post Training Quarterly	9.3%	9.9%	8.8%	8.5%	9.3%	9.9%	9.6%
	Sales & Support Staff - IT Services (avg)	13,140	13,737	13,239	13,068	12,517	11,433	11,629
	* India & Middle-East Business
B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS and India & Middle East Business)
Service delivery	Revenue from FPP	55.2%	56.9%	55.9%	53.4%	54.5%	54.0%	55.5%
	Onsite Revenue - % of Services	54.1%	54.2%	53.8%	53.9%	54.6%	54.0%	53.7%
	Off shore Revenue - % of Services	45.9%	45.8%	46.2%	46.1%	45.4%	46.0%	46.3%

Growth Metrics For Quarter ended March 31, 2016

	Seq %	YoY%	Constant Currency Seq %	Constant Currency YoY %	FY16 YoY%	FY16 Constant Currency YoY%
IT Services	2.4%	6.1%	2.7%	7.8%	3.7%	7.6%
Verticals
Global Media & Telecom	-0.2%	3.4%	0.1%	6.2%	-0.7%	4.9%
Finance Solutions	-0.9%	1.5%	-0.3%	3.6%	3.9%	7.4%
Manufacturing & Hitech	4.8%	9.3%	4.0%	9.1%	6.0%	9.2%
Healthcare, Life Sciences & Services	13.4%	19.9%	13.1%	20.1%	9.6%	11.6%
Retail, Consumer Goods & Transportation	1.4%	13.0%	1.8%	15.2%	12.1%	15.7%
Energy, Natural Resources & Utilities	-0.6%	-4.6%	1.0%	-1.8%	-6.8%	-1.3%
Geography
Americas	1.8%	7.9%	1.8%	8.5%	7.3%	8.5%
Europe	5.8%	3.1%	6.6%	3.8%	-5.8%	0.0%
India & Middle East business	1.7%	8.6%	3.0%	14.0%	16.0%	20.7%
APAC and Other Emerging Markets	-1.6%	2.4%	-2.1%	7.8%	0.7%	11.0%
Practices*
Global Infrastructure Services	5.5%	9.9%			8.2%
Analytics	-1.0%	6.7%			7.8%
Business Process Services	10.6%	19.9%			8.6%
Product Engineering	1.8%	11.5%			14.7%
Application Services	-0.6%	0.2%			-1.8%
R&D Business	1.1%	7.1%			9.8%
Consulting	-8.2%	-15.4%			-10.9%

Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

*	Effective April 2015, Wipro realigned its service lines. The realigned numbers are being represented after regrouping for prior periods

Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q4 FY 15-16 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	86,902	8,914	27	95,843
Selling and marketing expenses	8,205	317	461	8,983
General and administrative expenses	7,196	663	(104)	7,755
Total	102,303	9,894	384	112,581